                                        October 8, 1997


Finishmaster Inc.
54 Monument Circle
Indianapolis, IN  46204-2942

Attn: William J. Fennessy

Gentlemen/Ladies:

         Finishmaster Inc. ("Borrower") has indicated that it intends to acquire a company which you have identified as code name "Brush" ("Target") pursuant to a two-step acquisition. The first step will consist of an all cash tender offer by means of an offer to purchase (as amended from time to time, the "Tender Offer") to be made by a newly formed subsidiary (the "Acquisition Sub") of Borrower for all of the outstanding common stock of Target (the "Stock") for a price not to exceed an amount previously disclosed to the Agent. Prior to the making of the Tender Offer, Acquisition Sub and Target shall have entered into a definitive plan and agreement of merger (the "Merger Agreement") to merge Acquisition Sub and Target, subject to shareholder approval by the shareholders of Acquisition Sub and Target (the "Merger") (the Tender Offer and the Merger, collectively the "Acquisition"). The Tender Offer will be conditioned on the tender and purchase of at least the minimum number of shares, on a fully diluted basis, required under applicable state law and the Target's Certificate of Incorporation and By-laws to vote for and effect a merger of company and Acquisition Corp. The second step of the acquisition will consist of a merger (the "Merger") of Acquisition Sub and Target. The definitive legal structure of the Tender Offer and Merger have not yet been determined and must be satisfactory to the Agent.

      NBD Bank, N.A. ("Agent") is pleased to provide you with financing commitments for, and to agree to act as administrative agent bank in connection with, the entire amount of the Facilities on the terms and conditions set forth in this commitment letter ("Commitment Letter"), the term sheet attached hereto ("Term Sheet") and subject to the conditions set forth in this letter, and First Chicago Capital Markets, Inc. ("Arranger"), an affiliate of Agent, is pleased to provide Borrower with its undertaking to syndicate all or a portion of the Facilities to the Lenders (as hereafter defined). While Agent's agreement herein is to provide the entire amount of the Facilities on a fully underwritten basis, Arranger reserves the right to syndicate all or a portion of the Facilities to additional Lenders with a corresponding reduction in Agent's commitment. The Agent also reserves the right to allocate the commitment among its affiliates.

      Prior to closing the Acquisition, Borrower will issue at least $30 million of subordinated debt ("Subordinated Debt") to LDI, Ltd. Borrower does not know at this time the precise terms of the

                                        CONTINUING OUR LETTER OF OCTOBER 8, 1997

                                        SHEET NO.  -2-





subordinated debt securities (the "Subordinated Debt") which will be issued in connection with the Acquisition. The terms and conditions of the Subordinated Debt, including without limitation, those pertaining to subordination, default, standstill, amortization, interest rate, covenants and defaults, shall be in form and substance acceptable to the Arranger, Agent and Lenders. Without limiting the foregoing, all covenants and defaults contained in the Subordinated Debt indenture shall be less restrictive than those contained in the Loan Documents; the Subordinated Debt shall be unsecured; the Subordinated Debt shall not be guaranteed; there shall be no mandatory prepayments or redemptions of any type; none of the Subordinated Debt shall mature until at least eighteen months after all of the Senior Facilities have matured; and there shall be no substantial limitation on the sale of assets.

      Each of Agent and Arranger has reviewed certain historical and projected financial statements of Target, dated as of December 31, 1997, delivered by Borrower which were based upon materials prepared by or on behalf of Borrower. Neither Agent nor Arranger has had the opportunity to conduct its due diligence review, inspection, and evaluation of the assets and liabilities of the Target and Borrower and its subsidiaries, and their respective financial condition and prospects. Agent's commitment and Arranger's undertaking is subject to its respective satisfaction with the foregoing and to the continuing satisfaction therewith and the satisfaction of such other due diligence investigation as may be necessary for their respective evaluation. In the event that the continuing review of the Target and Borrower and its subsidiaries discloses information relating to conditions or events not previously disclosed to either Agent or Arranger or relating to new information or additional developments concerning conditions or events previously disclosed which may have a material adverse effect on the condition, assets, properties, business or prospects of the Borrower and its subsidiaries, Agent or Arranger may, in its respective sole discretion, suggest alternative financing amounts or structures that ensure adequate protection for the Lenders or decline to participate in the proposed financing. Agent and Arranger (and their respective Agents, officers and employees) will have the right to share with each other information received from Borrower and its affiliates and from their respective agents, officers, and employees.

      Borrower agrees to (i) reimburse Agent and Arranger for all out-of-pocket expenses (including the reasonable fees of outside counsel and time charges for inside counsel) incurred in connection with this Commitment Letter, Fee Letter (as hereinafter defined), Term Sheet (the Commitment Letter, Fee Letter and Term Sheet collectively the "Commitment") the transactions contemplated by the Commitment and Agent's and Arranger's on-going due diligence therewith, including without limitation reasonable travel expenses and costs incurred in connection with the preparation, negotiation, execution, administration, syndication, and enforcement of any document relating to this transaction and its role hereunder, (ii) indemnify and hold harmless the Agent, Arranger, Lenders and their respective officers, employees, agents and directors (collectively, the "Indemnified Persons") against any and all losses, claims, damages, or liabilities of every kind whatsoever to which the

                                        CONTINUING OUR LETTER OF OCTOBER 8, 1997

                                        SHEET NO.  -3-





Indemnified Persons may become subject in connection in any way with the transaction which is the subject of this Commitment, including without limitation expenses incurred in connection with investigating or defending against any liability or action whether or not a party thereto, except to the extent any of the foregoing is found in a final judgment by a court of competent jurisdiction to have arisen from such Lender's gross negligence or wilful misconduct; and (iii) not assert any claims against any Indemnified Persons seeking consequential damages on any theory of liability in connection in any way with the transaction which is the subject of this Commitment, which claims under this part (iii) exceed $1,000,000 in the aggregate against all such Indemnified Persons. The obligations described in this paragraph are independent of all other obligations of Borrower hereunder and under the Loan Documents, shall survive the expiration, revocation or termination of this Commitment, and shall be payable whether or not the financing transactions contemplated by this Commitment shall close. Agent's and Arranger's respective obligations under this Commitment are enforceable solely by the party signing this Commitment and may not be relied upon by any other person. For purposes of enforcing this indemnity, Borrower irrevocably submits to the non-exclusive jurisdiction of any court in which a claim arising out of or relating to the services provided under this Commitment is properly brought against Agent, Arranger, or the Lenders and irrevocably waives any objection as to venue or inconvenient forum. IF THIS COMMITMENT, OR ANY ACT, OMISSION OR EVENT DESCRIBED IN THIS PARAGRAPH BECOMES THE SUBJECT OF A DISPUTE, THE PARTIES HERETO EACH HEREBY WAIVE TRIAL BY JURY. Borrower agrees not to settle any claim, litigation or proceeding relating to this transaction (whether or not Agent or Arranger is a party thereto) unless such settlement releases all Indemnified Persons from any and all liability in respect of such transaction.

      This Agent's Commitment and the Arranger's undertaking is subject to (i) the preparation, execution, and delivery of a mutually acceptable credit agreement ("Credit Agreement") and other loan documents (collectively, the "Loan Documents") incorporating, without limitation, substantially the terms and the conditions outlined in the Commitment; and (ii) Agent's and Arranger's respective determination that (a) there is an absence of a material adverse change in the business, condition (financial or otherwise), operations, performance, properties, or prospects of the Borrower or any of its material subsidiaries from September 30, 1997; and (b) there is an absence of any material adverse change prior to closing in primary and secondary loan syndication markets or capital markets generally that would impair the syndication of the Facilities.

      Arranger will, in consultation with Borrower, manage all aspects of the syndication, including, without limitation, decisions as to the selection of institutions to be approached and when they will be approached, when their commitments will be accepted, which institutions will participate, the allocations of the commitments among the Lenders and the amount and distribution of the fees discussed herein among the Lenders. Upon Arranger's acceptance of any such commitment from a Lender, Agent shall be relieved of its commitment to fund such amount. To assist Arranger in its

                                        CONTINUING OUR LETTER OF OCTOBER 8, 1997

                                        SHEET NO.  -4-





syndication efforts, Borrower shall (a) provide and cause its advisors to provide Arranger upon request with all information deemed reasonably necessary by it to complete successfully the syndication, including, without limitation, all information and projections prepared by Borrower or on Borrower's behalf relating to the transactions contemplated hereby; (b) cause its advisors and the management of the Borrower to actively participate in, both the preparation of an information package regarding the operations and prospects of the Borrower and the presentation of the information to prospective Lenders; and
(c) not to make any statement publicly about the Commitment or the Facilities which might negatively affect Arranger's ability to syndicate the Facilities except as required by law.

      After the Borrower has publicly announced the transaction, the Borrower authorizes each of Agent and Arranger to answer inquiries from the media with respect to the Facilities and to issue press releases with respect to the Facilities (provided that Agent shall consult with Borrower with respect to such publicity, if any, which is to occur before closing). The foregoing authorization shall remain in effect unless the Borrower notifies each in writing that such authorization is revoked.

      Please indicate your acceptance of this Commitment by Agent and undertaking by Arranger in the space indicated below and return a copy of this letter so executed to Agent and Arranger. This Commitment and undertaking will expire at 5 p.m. Thursday, October 9, 1997, unless on or prior to such time Agent and Arranger shall have received a copy of this letter executed by the Borrower. Notwithstanding timely acceptance of the Commitment pursuant to the preceding sentence, the Commitment will automatically terminate unless definitive Loan Documents are executed on or before January 31, 1998. By its acceptance hereof, the Borrower agrees to pay Agent and Arranger the fees described in the fee letter ("Fee Letter") of even date herewith.

      By its acceptance hereof, Borrower hereby authorizes each of Agent and Arranger, at their respective sole expense but without any prior approval by Borrower, to publish such tombstones and give such other publicity to the Facilities as each may from time to time determine in its sole discretion.

      By accepting delivery of this Commitment, Borrower hereby agrees that, prior to executing this Commitment Letter, Borrower will not disclose either expressly or impliedly, without Agent's and Arranger's consent, to any person any of the terms of this Commitment, or the fact that this Commitment or the financing proposal represented thereby exists except that Borrower may disclose any of the foregoing to any employee (but not outside directors), financial advisor (BUT NOT TO ANY FINANCIAL ADVISOR WHICH MAY BE A PROVIDER OF SENIOR DEBT IN THIS TRANSACTION) or attorney of Borrower to whom, in each case, it is necessary to disclose such information so long as any such employee, advisor or attorney is directed to observe this confidentiality obligation. Upon Borrower's execution of this Commitment Letter, Borrower may

                                        CONTINUING OUR LETTER OF OCTOBER 8, 1997

                                        SHEET NO.  -5-





make public disclosure of the existence and the amount of the Aggregate Commitment; and Borrower may file a copy of the Commitment Letter and Term Sheet (but not the Fee Letter), or make such other disclosures if such disclosure is, in the opinion of Borrower's counsel, required by law. WITHOUT LIMITING THE GENERALITY OF THE FOREGOING, BORROWER WILL NOT MAKE A PUBLIC DISCLOSURE OF THE FEE LETTER WITHOUT A WRITTEN OPINION OF ITS COUNSEL INDICATING SUCH DISCLOSURE IS REQUIRED BY LAW OR REGULATION. If Borrower does not accept this Commitment, Borrower is to immediately return it and all copies of it to Agent.

      This Commitment Letter and Term Sheet supersede any and all prior versions thereof. This Commitment Letter shall be governed by the internal laws of the State of Illinois, and may only be amended by a writing signed by both parties.

                                      NBD BANK, N.A.,
                                      INDIVIDUALLY AND AS AGENT


                                      By:    /s/ Scott C. Morrison
                                         --------------------------------------
                                      Title:       Vice President
                                            -----------------------------------


                                      FIRST CHICAGO CAPITAL MARKETS, INC.,
                                      AS ARRANGER


                                      By:    /s/ Sumit Sengunpta
                                         --------------------------------------
                                      Title:       Managing Director
                                            -----------------------------------

Accepted and agreed:


FINISHMASTER INC.


By:   /s/ Andre B. Lacy
   -----------------------------------
Title:   Chairman/CEO
      --------------------------------
Date:    10/8/97
     ---------------------------------

                                   TERM SHEET
                               FINISHMASTER INC.
                                October 8, 1997


      This Term Sheet is delivered with a Commitment Letter of even date herewith. Capitalized terms herein shall have the meaning set forth in the Commitment Letter.


                                 THE FACILITIES

Borrower:                 Finishmaster Inc.

Amount: $100 million (the "Aggregate Commitment") comprised of Loans under the facilities described below.

Arranger:                 First Chicago Capital Markets, Inc.

Administrative
Agent: NBD Bank, N.A. (maximum commitment of the Agent is $100 million; Agent reserves the right to allocate its commitment to its affiliates.)

Lenders: A group of lenders to be determined (collectively, together with the Agent in its capacity as lender, the "Lenders").

Documentation:            The Facilities will be evidenced by a Credit
                          Agreement, notes, security agreements and other Loan
                          Documents mutually satisfactory to the Borrower and the Agent.

Syndication
Management:               The Arranger will, in consultation with Borrower,
                          manage all aspects of the syndication including, without limitation, the timing of offers to potential
                          Lenders, the amounts offered to potential Lenders, the acceptance of commitments, and the compensation provided, all as set forth in the Commitment Letter.
                          Agent reserves the right to allocate its commitment among its affiliates.

                                 Term Facility

      Within 5 business days after signing the Commitment Letter, Borrower must select either Term A or Term B below.

                             Facility A:  Term Loan

Amount:                   $40 million (the "Term Loan A Commitment").

Purpose: To provide funds for the purchase of a company identified to Agent as "Brush" pursuant to the Acquisition, to refinance certain indebtedness and for payment of expenses incurred in connection with the Acquisition.

Maturity:                 6 years from closing.

Amortization:             Quarterly installments of principal in the following
                          aggregate annual amounts:

                                                   Annual Amount
                                Year                   Each Period
                                ----               -----------------
                                1998                  $0
                                1999                  $4,000,000
                                2000                  $6,000,000
                                2001                  $9,000,000
                                2002                  $10,000,000
                                2003                  $11,000,000

                             Facility B:  Term Loan

Amount:                   $40 million  (the "Term Loan Commitment").

Purpose: To provide funds for the purchase of a company identified to Agent as "Brush" pursuant to the Acquisition, to refinance certain indebtedness and for payment of expenses incurred in connection with the Acquisition.

Maturity:                 Seven years from closing.

Amortization:             Quarterly installments of principal payable as
                          follows:

                                                         Amount
                                Year                   Each Period
                                ----               -----------------
                                1998                  $400,000
                                1999                  $400,000
                                2000                  $400,000
                                2001                  $400,000
                                2002                  $400,000
                                2003                  $400,000
                                3/31/04               $3,000,000
                                6/30/04               $3,000,000
                                9/30/04               $3,000,000
                                Maturity              $28,600,000

                         Facility C:  Revolving Credit

Amount:                   $60,000,000 (the "Revolving Facility Commitment").

Purpose: To provide funds for the Acquisition, to refinance certain existing indebtedness, and for the working capital needs of the Borrower and its Subsidiaries and general corporate purposes with a sublimit to be determined for letters of credit.

Maturity:                 Six years from closing.

Borrowing
Base: The aggregate outstanding amount of loans under the Revolving Facility shall not at any time exceed the Borrowing Base. Borrowing Base means inventory and accounts receivable, with eligibility and advance rates to be determined. Customary travelling auditors' review will be performed.

Allocation of
Facilities:               The Arranger shall, in its sole discretion, allocate
                          the commitments received from the various Lenders.


                                      FEES

                          The Borrower will pay the following fees:

Commitment Fee:           A commitment fee at the percentage per annum set
                          forth in the pricing grid hereto on the average daily unborrowed portion of Revolving Facility Commitment payable quarterly in arrears to the Lenders
                          (including the Agent) ratably from the Closing Date until termination of Revolving Facility Commitment.

Agent and
Other Fees:               Such fees payable to the Arranger and Agent as are
                          specified in the fee letter between the Agent and the Borrower.

L/C Fees:                 Customary plus a fee equal to the Applicable Margin
                          for Eurodollar Loans.

                                 INTEREST RATES

Pricing: Interest Rates will be based on the ABR or Eurodollar Rate, at the Borrower's option, plus the Applicable Margin as determined by the pricing grid attached hereto.

                   "ABR" means the Alternate Base Rate and is the larger of CBR, or the federal funds rate plus 1/2% per annum.

                   "CBR" means the corporate base rate of interest announced by the Agent from time to time, changing when and as said corporate base rate changes.

                   "Eurodollar Rate" means the rate offered by the Agent in the London interbank market for deposits in the amount of, and for a maturity corresponding to, the Agent's portion of the loan, as adjusted for maximum statutory reserves.

                   Eurodollar Rate interest periods shall be one, two, three or six months. Interest shall be payable in arrears on the last day of each interest period and, in the case of an interest period longer than three months, quarterly, and upon any prepayment. Interest and fees will be computed for actual days elapsed on a 360-day year basis.

                   The Credit Agreement will include customary provisions relating to yield protection, availability and capital adequacy. After default, the interest rate or any letter of credit fee will be equal to the then highest rate (or fee) under the Facilities plus 2% per annum.

                   The Eurodollar Rate for periods longer than 7 days will not be made available until the earlier of (i) Agent's determination that syndication is completed, or (ii) 90 days following the closing, unless Agent in its sole discretion determines otherwise.


                 COLLATERAL, GUARANTIES OR OTHER CREDIT SUPPORT

      Each of the Facilities will be secured by a first perfected security interest in all of the Borrower's assets and, through secured guaranties, in all of its subsidiaries' assets. The collateral will secure interest rate swaps or hedge obligations owing to any Lender. There may be customary exceptions for the margin stock prior to the Merger.

                                  PREPAYMENTS

      The Loans shall be prepaid with (a) 100% of the net proceeds of any sale or issuance of equity or any incurrence of indebtedness after the Closing Date (subject to customary exceptions), (b) 100% of the net proceeds of any sale or other disposition of any material assets, except for (i) the sale of inventory in the ordinary course of business or obsolete or worn-out property in the ordinary course of business or (ii) the sale of capital assets, the proceeds of which are reinvested in capital assets within 9 months thereafter, and (c) 100% of excess cash flow (to be defined in a mutually satisfactory manner) for the fiscal years ending December 31, 1998 and thereafter. Such excess cash flow percentage to reduce to 75% when the Leverage Ratio (as hereinafter defined) is less than 3.5 to 1.0 and 50% when the Leverage Ratio is less than 2.5 to 1.0. Prepayments shall be applied first to the Term Loans in the inverse order of maturity, then to reduce the Commitment under the Revolving Facility. Notwithstanding the foregoing, Borrower may issue up to $100 million of public subordinated debt (on terms acceptable to the Agent and Required Lenders), provided that the proceeds are used (i) first, to repay the $30 million of Subordinated Debt, (ii) second, to repay up to $5 million of outstandings under the Revolving Facility, and (iii) third, to repay the Term Loan.

      ABR loans under the Facilities may be prepaid in whole or in part without premium on 1 day's notice, provided that such payments will be in amounts of at least $1 million and multiples of $1 million in excess thereof. Eurodollar loans may be prepaid prior to the last day of the interest period (subject to break funding costs) on 3 days notice in minimum amounts of $1 million. The Revolving Commitment may be permanently reduced without premium on 1 day's notice, provided such reductions will be in an amount of at least $1 million.


                             CONDITIONS OF LENDING

      The Loan Documents shall be in form and substance acceptable to the Lenders. The Credit Agreement shall include, without limitation, conditions precedent, representations and warranties, covenants, events of default, indemnification (of Agent, Arranger and Lenders) and other provisions customary for such financings.


                              CONDITIONS PRECEDENT

      Usual conditions to each loan (including absence of default or unmatured default, lack of material adverse change from the Borrower's and Target's financial condition and operations as reflected in the Borrower's consolidated projected financial statements as of December 31, 1997 previously delivered to the Agent). Additional conditions precedent to initial loan will include without limitation those set forth below.

Initial
Funding: Initial funding shall occur no later than January 31, 1998.

Approval:                 Evidence satisfactory to the Agent that the
                          Borrower's, Target's and Acquisition Sub's respective directors and shareholders shall have approved the Acquisition; and all regulatory and legal approvals for the Acquisition shall have been obtained.

Litigation:               Absence of injunction or temporary restraining order
                          which, in the judgment of the Agent would prohibit the making of the loans or the consummation of the Acquisition; and absence of litigation which would reasonably be expected to result in a material adverse effect on the Target and its subsidiaries.

Due Diligence:            Satisfactory results of due diligence investigation
                          of the Borrower, Target and their Subsidiaries
                          (including without limitation contingent liabilities
                          (e.g., environmental, retiree medical benefits,
                          ERISA, etc.) and contractual obligations) and satisfactory results of the travelling auditors' review. All financial, accounting, and tax aspects of the acquisition must be acceptable.

Total
Consideration:            The amounts and forms of the consideration paid shall
                          be acceptable to the Agent.

Tender Offer:             The terms of the tender offer shall be acceptable to
                          the Agent, and the tender offer shall not be amended without the consent of the Agent. Without limiting the foregoing, the Agent's funding shall be conditioned upon the tendering of the minimum number of shares required to consummate a merger by any applicable corporate statute, anti-takeover statute or provision in the Target's articles of incorporation, by laws, etc.

Merger
Agreement:                The Merger Agreement must contain terms and
                          conditions which are acceptable to the Agent
                          (including without limitation the consideration to be paid in the Acquisition), the representations and warranties in the Merger Agreement shall be accurate as of the date of the Acquisition closing and the conditions therein shall have been satisfied and Agent must have received an opinion of counsel satisfactory to Agent as to the enforceability of the Merger Agreement and its compliance with all applicable law.

Subordinated
Debt: The Borrower shall have received proceeds of subordinated debt ("Subordinated Debt") in an amount equal to at least $30 million from LDI, upon the terms set forth in the Commitment Letter.

New Equity:               Borrower will obtain an independent covenant from
                          LDI, Ltd. that, on or before March 31, 1998, LDI,
                          Ltd. (and/or its subsidiaries) shall purchase additional equity ("New Equity") in Borrower in consideration for assets or cash (or cash equivalent) which shall be in amount and form acceptable to Agent and which shall have a fair market value of at least
                          $14 million or such lesser amount which is acceptable to Agent.

Seller
Notes: The terms and conditions of the notes from existing and future sellers (the "Seller Notes"), including without limitation the interest rates and covenants under such Notes, shall be acceptable to the Agent.

Financial
Statements:               The Agent shall have received (i) pro forma opening
                          financial statements giving effect to the Acquisition which must not be materially less favorable, in the Agent's reasonable judgment, than the projections previously provided to them and which must demonstrate, in their reasonable judgment, together with all other information then available to the Agent, that the Borrower and its subsidiaries can repay their debts and satisfy their respective other obligations as and when due, and can comply with the financial covenants acceptable to the Agent, and (ii) such information as the Agent may reasonably request to confirm the tax, legal and business assumptions made in such pro forma financial statements.

Fairness
Opinion: Receipt of copy of any fairness opinion from the Target's investment banker addressed to the Target's board of directors, relating to the terms of the Acquisition.

Valuation:                The Agent shall have received opinions of value,
                          solvency and other appropriate factual information and advice in form and substance satisfactory to them from Borrower's chief financial officer supporting the conclusions that after giving effect to the Acquisition, the Borrower and Target are each solvent and will be solvent subsequent to incurring the indebtedness in connection with the Acquisition, will be able to pay its debts and liabilities as they become due and will not be left with unreasonably small capital with which to engage in its respective businesses.

Environment:              If requested by the Agent, an environmental review
                          report, satisfactory in form and substance to the Agent, from an environmental review firm acceptable to the Agent, as to any environmental hazards or liabilities and with the Borrower's plans with respect thereto.

Existing Facilities:      Prepayment of all existing loan facilities (other
                          than those under the Facilities) in which Agent is a lender.

Legal: All legal (including tax implications) and regulatory matters shall be satisfactory to the Agent.

Collateral:               Liens creating a first priority security interest in
                          the Collateral shall have been perfected.

Regulations:              Compliance with all applicable requirements of
                          Regulations U, G, T and X of the Board of Governors of the Federal Reserve System.

No Default;
No MAC: No default or unmatured default shall exist on the funding date and no material adverse change ("Material Adverse Change") in the business, condition (financial or otherwise), operations, performance, properties or prospects of the Borrower, the Target, or any obligor or guarantor since September 30, 1997, shall have occurred.

Interest
Rate Protection:          The Agent may require the Borrower to enter into
                          interest rate swap and hedge agreements or other agreements which effectively limit the amount of interest that the Target must pay on notional amounts of the lender financing to be agreed upon.

Customary
Documents:                Receipt of other customary closing documentation,
                          including, without limitation, legal opinions of the Borrower's counsel, acceptable to the Agent.


                               MERGER CONDITIONS

      Additional conditions precedent to fund the Merger are as follows:

         (i)       Merger consummated on terms set forth in the Merger
                   Agreement.

         (ii) The Lenders shall have a first priority perfected security interest in the Collateral.

         (iii) There shall have been delivered such updated legal opinions, consultants' reports, certificates and other documents as the Agent may reasonably require.

         (iv)      Absence of Material Adverse Change.

                                   COVENANTS

Covenants:             The Credit Agreement will contain customary covenants,
                       including, without limitation, restrictions (subject to exceptions, as appropriate, to be negotiated) on the following:

                           -liens and encumbrances
                           -dividends and retirement of stock
                           -guarantees
                           -sale and leaseback transactions
                           -sale of assets
                           -consolidations and mergers
                           -investments and acquisitions
                           -capital expenditures
                           -loans and advances
                           -indebtedness and additional indebtedness
                           -compliance with pension, environmental and
                             other laws
                           -operating leases
                           -transactions with affiliates
                           -changes in line of business
                           -hedging of interest rates
                             (e.g., with swaps, caps)
                           -prepayment of other debt
                           -permit inspection of records and assets
                           -other
                           -the receipt of the New Equity on or before March
                            31, 1998

Financial
Covenants:             The Credit Agreement will contain financial covenants
                       containing limitations to be negotiated, including, with out limitation, covenants pertaining to:

                           -Leverage Ratio (Debt/EBITDA)
                           -Interest Coverage Ratio (EBITDA/Interest)
                           -Fixed Charge Coverage Ratio (EBITDA less CapX to
                            Fixed Charges
                           -Minimum Net Worth

                                REPRESENTATIONS
                                AND WARRANTIES

      Usual representations and warranties in connection with each loan shall be included in the Credit Agreement, including but not limited to absence of material adverse change, absence of material litigation, absence of default or unmatured default, representations regarding environmental issues, priority of the Lender's liens, compliance with all material requirements of law and contracts, and compliance with Regulations G, U, T and X.


                                    DEFAULTS

      Customary events of default, including, without limitation, cross default to occurrence of a default (whether or not resulting in acceleration) under any other agreement governing indebtedness of the Borrower or any of its subsidiaries and change of control.


                         ASSIGNMENTS AND PARTICIPATIONS

      Each Lender may, in its sole discretion, sell participations and may, in a manner acceptable to Agent, sell assignments in the loans and in its commitment and disclose information to prospective participants and assignees, and share, at its option, any fees with such participants and assignees. No assignments shall be made without the consent of the Borrower, which consent shall not be unreasonably withheld (provided that no such consent shall be required after a default).

      The assignor shall pay an assignment fee (each an "Assignment Fee") of $3,500 to Agent upon any assignment by a Lender of its rights and obligations under the Credit Facilities (including, but not limited to, an assignment by a Lender to another Lender).


                                     OTHER

      This commitment is governed by the law of the State of Illinois. This term sheet is intended as an outline only and does not purport to summarize all the conditions, covenants, representations, warranties and other provisions which would be contained in definitive legal documentation for the financing contemplated hereby. The commitment of the Agent and the other Lenders is subject to negotiation and execution of definitive Loan Documents in form and substance satisfactory to the Agent and the other Lenders and their respective counsel. In addition, the organizational structure of the Borrower after the Acquisition, the form and structure of the Acquisition and the financial, legal, accounting, tax and all other aspects of the Acquisition shall be satisfactory to the Agent and its counsel.

                                   ADDENDUM A
                    to the Term Sheet, dated October 8, 1997
                              from NBD Bank, N.A.
                              to Finishmaster Inc.


      Interest Rates will be based on the ABR or Eurodollar Rate, at the Borrower's option, plus the Applicable Margin as determined by the pricing grid below.


=============================================================================================
                          APPLICABLE MARTIN (FACILITIES A AND C)
=============================================================================================
                     Leverage
                      Ratio                   ABR +         Eurodollar +    Commitment Fee
---------------------------------------------------------------------------------------------
    Tier 1      > or equal to 4.5             1.00%            2.25%               .50%
---------------------------------------------------------------------------------------------
    Tier 2   > or equal to 4.0, <4.5          0.75%            2.00%              .375%
---------------------------------------------------------------------------------------------
    Tier 3   > or equal to 3.5, <4.0          0.50%            1.75%              .375%
---------------------------------------------------------------------------------------------
    Tier 4   > or equal to 3.0, <3.5          0.25%            1.50%               .25%
---------------------------------------------------------------------------------------------
    Tier 5   > or equal to 2.5, <3.0          0.00%            1.25%               .25%
---------------------------------------------------------------------------------------------
    Tier 6   > or equal to 2.0, <2.5          0.00%            1.00%               .25%
---------------------------------------------------------------------------------------------
    Tier 7      < or equal to 2.0             0.00%            0.75%               .20%
=============================================================================================



   ===================================================================
                        APPLICABLE MARGIN (FACILITY B)
   ===================================================================
                      Leverage
                        Ratio              ABR +         Eurodollar +
   -------------------------------------------------------------------
    Tier 1       > or equal to 4.0         1.50%             2.75%
   -------------------------------------------------------------------
    Tier 2    > or equal to 2.5, <4.0      1.25%             2.50%
   -------------------------------------------------------------------
    Tier 3             <2.5                1.00%             2.25%
   ===================================================================

The applicable margins above will be adjusted quarterly, beginning the first quarter subsequent to Closing, and will be measured on a rolling four quarter basis. Pricing will remain at a minimum of tier I for the first six months following the Merger.